UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

Rule 13d-2(a)

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Medley Capital Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

58503F 304
(CUSIP Number)

Brook Taube
Medley LLC
280 Park Avenue, 6th Floor East
New York, NY 10017
(212) 759-0777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58503F 304	13D	Page 2 of 10 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Seed Funding I LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	7,756,938*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	7,756,938*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,756,938
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	14.24%**
14	Type of Reporting Person	CO

* Based upon information contained in each Form 4 filed by Brook Taube and Seth Taube on July 12, 2017.

** The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 5, 2018.

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CUSIP No. 58503F 304	13D	Page 3 of 10 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	7,756,938*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	7,756,938*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,756,938
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	14.24%**
14	Type of Reporting Person	CO

* These shares are deemed to be beneficially owned by Medley LLC, which has discretionary power over such shares as the managing member of Medley Seed Funding I LLC. Based upon information contained in each Form 4 filed by Brook Taube and Seth Taube on July 12, 2017.

** The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 5, 2018.

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CUSIP No. 58503F 304	13D	Page 4 of 10 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Management Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	7,756,938*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	7,756,938*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,756,938
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	14.24%**
14	Type of Reporting Person	CO

* These shares are deemed to be beneficially owned by Medley Management Inc., a holding company whose sole asset is its controlling equity interest in Medley LLC, which in turn controls Medley Seed Funding I LLC. Based upon information contained in each Form 4 filed by Brook Taube and Seth Taube on July 12, 2017.

** The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 5, 2018.

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CUSIP No. 58503F 304	13D	Page 5 of 10 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Group LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	7,756,938*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	7,756,938*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,756,938
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	14.24%**
14	Type of Reporting Person	CO

* These shares are deemed to be beneficially owned by Medley Group LLC, which has discretionary power over such shares in light of its controlling interest in Medley LLC, the managing member of Medley Seed Funding I LLC. Based upon information contained in each Form 4 filed by Brook Taube and Seth Taube on July 12, 2017.

** The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 5, 2018.

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CUSIP No. 58503F 304	13D	Page 6 of 10 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Brook Taube
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO; PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	190,000*
	8	Shared Voting Power	7,756,938**
	9	Sole Dispositive Power	190,000*
	10	Shared Dispositive Power	7,756,938**

11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,946,938
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	14.59%***
14	Type of Reporting Person	IN

*     These shares are held by a trust for the benefit of the Reporting Person's family, for which the Reporting Person serves as a trustee. Based upon information contained in the Form 4 filed by Brook Taube on July 12, 2017.

**   These shares are deemed to be beneficially owned by Brook Taube as a result of his discretionary power over such shares due to his status as a controlling person of Medley LLC, the managing member of Medley Seed Funding I LLC. Based upon information contained in the Form 4 filed by Brook Taube on July 12, 2017.

***  The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 5, 2018.

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CUSIP No. 58503F 304	13D	Page 7 of 10 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Seth Taube
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO; PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	177,510*
	8	Shared Voting Power	7,756,938**
	9	Sole Dispositive Power	177,510*
	10	Shared Dispositive Power	7,756,938**

11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,934,448
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	14.57%***
14	Type of Reporting Person	IN

*       Includes 142,510 shares held by a trust for the benefit of the Reporting Person's family, for which the Reporting Person serves as a trustee, and 35,000 shares held by The Seth and Angie Taube Foundation, Inc., which is a 501(c)(3) charitable organization, for which the Reporting Person serves as a trustee. Based upon information contained in the Form 4 filed by Seth Taube on July 12, 2017.

**     These shares are deemed to be beneficially owned by Seth Taube as a result of his discretionary power over such shares due to his status as a controlling person of Medley LLC, the managing member of Medley Seed Funding I LLC. Based upon information contained in the Form 4 filed by Seth Taube on July 12, 2017.

***   The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 5, 2018.

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INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 14, 2017 (the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Medley Capital Corporation (the “Issuer”). The principal executive office of the Issuer is 280 Park Avenue, 6th Floor East, New York, New York 10017. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 2. Identity and Background.

Item 2 of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b), and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)            See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of Medley Seed Funding I LLC, Medley LLC, Medley Management Inc. ("MDLY"), Medley Group LLC, Brook Taube and Seth Taube (together, the “Reporting Persons”).

(b)            See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.

MDLY has a controlling equity interest in, and is the sole managing member of, Medley LLC. Medley Group LLC has a controlling equity interest in MDLY. Brook Taube and Seth Taube have a majority equity interest in, and each individually maintain a controlling interest in, Medley Group LLC.  As a result, Brook Taube and Seth Taube are both deemed to control MDLY, which in turn controls Medley LLC, which serves as the managing member of Seed Funding.

(c)           Since the filing of the Schedule 13D, Seed Funding conducted the following transactions in the Common Stock pursuant to the Plan. All transactions were conducted in the open market for cash. If the shares were purchased in multiple transactions in a single trading day, the price per share reported in the third column is the weighted average price. The aggregate sale price in column 4 does not reflect brokerage commissions paid.

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Date of Transaction	Number of Shares	Price per Share	Aggregate Sale Price
03/07/2017	37,754	$7.4976	$283,064.3904
03/08/2017	3,081	$7.50	$23,107.5
03/09/2017	76,845	$7.4743	$574,362.5835
03/13/2017	11,253	$7.4994	$84,390.7482
03/14/2017	39,270	$7.50	$394,525
03/15/2017	42,800	$7.5	$321,000
03/16/2017	400	$7.50	$3,000
03/17/2017	11,660	$7.50	$87,500
05/09/2017	49,869	$6.8409	$341,148.8421
05/10/2017	49,869	$6.1912	$308,748.9528
05/11/2017	49,869	$6.1579	$307,088.3151
05/12/2017	80,000	$6.175	$494,000
05/15/2017	55,151	$6.1441	$338,853.2591
05/16/2017	94,986	$6.1625	$585,351.225
05/17/2017	101,376	$6.1518	$623,644.8768
05/18/2017	101,376	$6.2349	$632,069.2224
05/19/2017	101,376	$6.2157	$630,122.8032
05/22/2017	133,549	$6.1482	$821,085.9618
05/23/2017	124,927	$6.1313	$965,9664.9151
05/24/2017	133,549	$6.106	$815,450.194
05/25/2017	133,549	$6.0756	$811,390.3044
05/26/2017	133,549	$6.0574	$808,959.7126
05/30/2017	169,029	$6.104	$1,031,753.016
05/31/2017	117,298	$6.1095	$716,632.131
06/01/2017	169,029	$6.1367	$1,037,280.2643
06/02/2017	169,029	$6.1246	$1,035,235.0134
06/05/2017	194,967	$6.0781	$1,185,028.9227
06/06/2017	194,967	$6.0587	$1,181,246.5629
06/07/2017	194,967	$6.0924	$1,187,816.9508
06/08/2017	194,967	$6.1466	$1,198,384.1622
06/09/2017	194,967	$6.1374	$1,194,640.7958
06/12/2017	162,212	$6.1755	$1,001,740.206
06/13/2017	162,212	$6.2556	$1,014,733.3872
06/14/2017	143,497	$6.2411	$895,579.1267
06/15/2017	162,212	$6.2564	$1,014,863.1568
06/16/2017	162,212	$6.3214	$1,025,406.9368
06/19/2017	95,713	$6.3923	$611,826.2099
06/20/2017	153,711	$6.3412	$974,712.1932
06/21/2017	153,711	$6.2362	$958,572.5382
06/22/2017	153,711	$6.2599	$962,215.4889
06/23/2017	117,833	$6.3255	$745,352.6415
06/26/2017	38,287	$6.3888	$244,607.9856
06/27/2017	136,154	$6.3453	$863,937.9762
06/28/2017	102,152	$6.3628	$649,972.7456
06/29/2017	33,114	$6.3991	$211,899.7974
06/30/2017	3,039	$6.40	$19,449.60
07/03/2017	14,999	$6.40	$95,993.60
07/05/2017	50,049	$6.40	$320,313.60
07/06/2017	105,932	$6.3824	$676,100.3968
07/07/2017	92,116	$6.3499	$584,927.3884
07/10/2017	12,109	$6.3987	$77,481.8583

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D remains unchanged.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01	Master Investment Agreement, dated as of June 3, 2016, among Medley LLC, Medley Seed Funding I LLC, Medley Seed Funding II LLC, Medley Seed Funding III LLC, DB MED Investor I LLC and DB MED Investor II LLC (incorporated by reference to Exhibit 10.11 to Medley LLC’s Registration Statement on Form S-1/A (File No. 333-212514) filed on July 28, 2016) (Incorporated by reference to Exhibit 7.01 to the Schedule 13D filed on February 13, 2017)
Exhibit 7.02	Joint Filing Agreement by and among the Reporting Persons, dated February 13, 2017 (Incorporated by reference to Exhibit 7.02 to the Schedule 13D filed on February 13, 2017).

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SignatureS

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
Date: March 1, 2018

MEDLEY MANAGEMENT INC.

By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
Date: March 1, 2018

MEDLEY GROUP LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer
Date: March 1, 2018

MEDLEY SEED FUNDING I LLC

By: Medley LLC, its Managing Member

By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
Date: March 1, 2018

BROOK TAUBE

/s/ Brook Taube
Date: March 1, 2018

SETH TAUBE

/s/ Seth Taube
Date: March 1, 2018

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